NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS TERMINATION OF PRIVATE EQUITY INVESTMENT
BY INSPIRE INVESTMENTS LTD.

Debt Restructuring Agreement with Lender Banks Terminate As A Result

        LOD, Israel, June 16, 2005 – NUR Macroprinters Ltd. (NURM.PK), today reported that it had been notified by Inspire Investments Ltd. (“Inspire”) that Inspire had terminated the investment agreement associated with the previously announced private investment by Inspire of $10 million in NUR. The Inspire agreement had been conditioned upon, among other things, Inspire’s completion of its due diligence review. As a result of the termination of the Inspire agreement, NUR’s previously announced restructuring agreement with its lender banks will terminate since the debt restructuring was conditioned upon the closing of the Inspire investment. The termination of the restructuring agreement with NUR’s lender banks will result in the acceleration of NUR’s outstanding bank debt.

        NUR’s management intends to meet with its lender banks in order to discuss alternative restructuring plans. NUR is also actively considering alternative plans to address its immediate and long-term financing requirements, which alternatives include, but are not limited to, seeking protection from creditors under the Israeli bankruptcy laws.

        NUR’s independent auditors completed their audit of NUR’s 2004 financial statements. As a result of the termination of the Inspire investment and the termination of the restructuring agreement and acceleration of NUR’s outstanding bank debt, NUR expects that its financial reports will include a “going concern” qualification in the Independent Auditor’s report to be included in its Annual Report on Form 20-F.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

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NEWS

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend”, “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com